Exhibit (a)(5)(B)

NAILAH K. BYRD

CUYAHOGA COUNTY CLERK OF COURTS

1200 Ontario Street

Cleveland, Ohio 44113

Court of Common Pleas

COMPLAINT Electronically Filed:

June 12, 2015 17:43

By: PAUL GRIECO 0064729

Confirmation Nbr. 465655

TRAVIS J. KELLEHER, ETC.	CV 15 846032

vrs.
Judge:
GRAFTECH INTERNATIONAL LTD., ET AL.

MICHAEL E. JACKSON

Pages Filed: 44

IN THE COURT OF COMMON PLEAS

CUYAHOGA COUNTY, OHIO

TRAVIS J. KELLEHER, Individually and on Behalf of All Others Similarly Situated 11511 Larch Street Coons Rapids, MN 44131	) ) ) ) )	Case No. CV 15-846032 Judge Michael E. Jackson
and	) )
MICHAEL BLOOM 4340 Sheridan Street, Suite 102 Hollywood, FL 33021	) ) )	CLASS ACTION
and	) ) )	AMENDED COMPLAINT FOR BREACH OF FIDUCIARY DUTY
BRENDA SCITES 3224 Holyglen Court Midlothia, VA 23112-3710	) ) )	DEMAND FOR JURY TRIAL
Plaintiffs	) ) ) )
vs. GRAFTECH INTERNATIONAL LTD. HQ 6100 Oak Tree Boulevard, Suite 300 Park Center I Independence, OH 44131	) ) ) ) ) ) )
Also Serving Registered Agent: The Corporation Trust Company Corporation Trust Center 1209 Orange Street Wilmington, DE 19801 and	) ) ) ) ) ) ) )
BCP IV GRAFTECH HOLDINGS LP Registered Agent: Corporation Service Company 2711 Centerville Road, Suite 400 Wilmington, DE 19808	) ) ) ) ) )
and	) ) )

ATHENA ACQUISITION SUBSIDIARY	)
INC.	)
Registered Agent:	)
Corporation Service Company	)
2711 Centerville Road, Suite 400)
Wilmington, DE 19808)
and	) ) )
BROOKFIELD CAPITAL PARTNERS LTD.	)
HQ:	)
181 Bay Street	)
Brookfield Place, Suite 300)
Toronto, ON M5J2T3)
Canada	) )
and	) )
BROOKFIELD ASSET MANAGEMENT,	)
INC.	)
HQ:	)
181 Bay Street	)
Brookfield Place, Suite 300)
Toronto, ON M5J2T3)
Canada	) )
and	) )
JOEL L. HAWTHORNE	)
4025 Meadowvale Court	)
Fairlawn, OH 44333	) )
and	) )
RANDY CARSON	)
8 Cogswood Road	)
Asheville, NC 28804)
and	) ) )
THOMAS A. DANJCZEK	)
8003 East Vista Canyon Street	)
Mesa, AZ 85207	) )
and	) ) ) )

KAREN FINERMAN	)
830 Park Avenue, Apt. 12A	)
New York, NY 10021	) )
and	) )
DAVID R. JARDINI	)
201 Ryan Lane	)
Meadow Lands, PA 15347	) )
and	) )
NATHAN MILIKOWSKY	)
117 Lyman Road	)
Chestnut Hill, MA 02467	) )
and	) ) )
M. CATHERINE MORRIS	)
9502 East Maplewood Circle	)
Englewood, CO 80111)
Defendants	) ) )

Plaintiffs Travis J. Kelleher, Michael Bloom and Brenda Scites (“Plaintiffs”), by and through their counsel, individually and on behalf of all others similarly situated, allege upon personal knowledge as to themselves and upon information and belief as to all other allegations herein as follows:

SUMMARY OF THE ACTION

1. Plaintiffs bring this shareholder class action, individually and on behalf of all other public shareholders of GrafTech International Ltd. (“GrafTech” or the “Company”), against GrafTech, the members of GrafTech’s Board of Directors (the “Board” or “Individual Defendants”), Brookfield Asset Management Inc. (“BAM”), Brookfield Capital Partners Ltd. (“Brookfield Capital”), BCP IV GrafTech Holdings LP (“Parent”), and Athena Acquisition Subsidiary Inc. (“Acquisition Sub” and collectively with BAM, Brookfield Capital and Parent, “Brookfield”), in connection with the proposed buyout and acquisition of GrafTech by Brookfield (the “Proposed Acquisition” or the “Proposed Merger”).

2. GrafTech, an American multinational corporation headquartered in Ohio, is one of the largest manufacturers of synthetic and natural graphite and carbon-based products in the world.

3. Brookfield is a Canadian asset management company with a focus on property, renewable power, infrastructure and private equity.

4. On May 4, 2015, GrafTech announced that it had entered into an Investment Agreement with Brookfield (the “Investment Agreement”) pursuant to which the Company agreed to issue and sell to Brookfield $150 million worth of 7% convertible preferred shares (“Preferred Stock”) of GrafTech in a private offering. Brookfield has the right to convert the convertible preferred shares into GrafTech common shares, which will then provide Brookfield an approximately 20% ownership stake in the Company. Brookfield also received the right to designate members to the Board.

5. Two weeks later, on May 18, 2015, GrafTech announced that it had entered into a definitive merger agreement (the “Merger Agreement”) with Brookfield, pursuant to which Brookfield will seek to acquire the Company via tender offer (the “Tender Offer”) at the purchase price of $5.05 per share in cash (the “Tender Offer Consideration”).

6. The Tender Offer Consideration drastically undervalues GrafTech and is a price significantly lower than the Company’s 52-week stock price high of $10.77 per share.

7. Assuming consummation of the transactions contemplated by the Investment Agreement prior to the expiration of the Tender Offer, Brookfield will consummate the Proposed Acquisition if it receives the tender of approximately 75% of the currently outstanding Shares (the “Merger Condition”).

8. Even if the Merger Condition is not met, however, Brookfield will close the Tender Offer and purchase the tendered shares so long as a bare minimum of the shares are tendered. Assuming consummation of the transactions contemplated by the Investment Agreement prior to the expiration of the Tender Offer, Brookfield will consummate the Tender Offer if it receives of approximately 15% of the currently outstanding Shares (the “Minimum Tender Condition”).

9. Defendant and Board member Nathan Milikowsky (“Milikowsky”) entered into a Tender and Support Agreement (the “Support Agreement”), pursuant to which he agreed to tender all of the shares he beneficially owns, totaling 15,263,969 Shares (or approximately 11.1% of all Shares outstanding as of May 17, 2015).

10. Moreover, all of the Company’s directors – except for Joel L. Hawthorne (“Hawthorne”), GrafTech’s Chief Executive Officer (“CEO”), President and director – have stated that they intend to tender all of their Shares in the Tender Offer and all of the Company’s executive officers (including Hawthorne) have stated that they intend to tender at least a portion of their Shares in the Tender Offer.

11. Thus, it is virtually certain that (1) Brookfield will consummate the Tender Offer, and (2) if Brookfield does not consummate the Proposed Acquisition, GrafTech’s shareholders that do not tender will become minority investors in a company controlled and managed by Brookfield.

12. Brookfield commenced the Tender Offer on May 26, 2015.

13. On May 26, 2015, defendants caused GrafTech to file the Schedule 14D-9 Solicitation/Recommendation Statement (the “14D-9”) with the United States Securities and Exchange Commission (“SEC”), advising shareholders to tender their shares in the Tender Offer.

14. The 14D-9 provides little or no meaningful disclosure permitting shareholders to make an informed decision on the Tender Offer. For example, the 14D-9 omits and/or misrepresents material information about what Brookfield plans to do with the Company if it consummates the Tender Offer but not the Proposed Acquisition. The 14D-9 does not disclose Brookfield’s strategic plan for the Company. The 14D-9 does not disclose information necessary to assess whether Brookfield will use its control of GrafTech to strip it of assets or take other actions to benefit Brookfield, at the cost of GrafTech. The 14D-9 does not disclose whether Brookfield will take steps to immediately delist and cancel the trading of the Company’s shareholders from publicly traded exchanges.

15. The effect of this uncertainty is to unlawfully coerce GrafTech’s shareholders to accept Brookfield’s inadequate offering price rather than wait to determine the undisclosed consequences of Brookfield’s taking control of GrafTech.

16. The members of the Board of GrafTech each have ulterior motives to promote the consummation of the Proposed Acquisition, without regard to the best interests of the Company’s shareholders.

17. For defendant Nathan Milikowsky and the directors associated with his investment group (the “Milikowsky Group”) – directors Karen Finerman (“Finerman”), David Jardini (“Jardini”)—the Proposed Acquisition represents a financial and reputational windfall. After defendant Milikowsky was ousted off the Brookfield board in 2014 (for improperly leaking confidential Company information to a hedge fund), the Milikowsky Group expended more than $6.4 million in 2014 fighting to regain a board seat for Milikowsky and attempting to obtain control of the Company. The Milikowsky Group was set to engage in another expensive proxy battle in 2015 seeking to replace the entire Board and management with Milikowsky Group members. The Proposed Acquisition represents a lucrative opportunity for the Milikowsky Group to exit that fight, obtain cash for their ownership interests in Brookfield at a price they could not have obtained by selling their share block on the market, and obtain reimbursement for their costs associated with the proxy fight. The Proposed Acquisition also represents a unique opportunity for the Milikowsky Group to obtain certain and immediate repayment of the Company’s $200 million senior subordinated notes it owns (the “Senior Subordinated Notes”).

18. For defendant Joel L. Hawthorne (“Hawthorne”) and his supporters – defendants Randy Carson, Thomas A. Danjczek and M. Catherine Morris – the Proposed Acquisition also represents a financial and reputational windfall. As discussed above, the Milikowsky Group has been threatening and intimidating the Board, publicly and in the Board room, for the last two years. In early 2015, the Board believed they were faced with the undesirable but real possibility of being publicly ousted by the Milikowsky Group. The Proposed Acquisition is an opportunity for the Board to exit the Company with their reputations in tact and with millions of dollars in special “change-of-control” payments.

19. To obtain these personal benefits, the Board agreed to the Proposed Acquisition without following a fair sales process. The Board made no effort to establish measures to ensure that the interests of the Company’s public shareholders were adequately protected during the sales process. The Board rushed the sale of the Company to Brookfield, without conducting any semblance of a pre-announcement market check. The Board locked up the Proposed Acquisition with a myriad of deal protection devices, to ensure that Brookfield and only Brookfield would be able to purchase the Company. And, as discussed above, the Board agreed to structure the Proposed Acquisition as a coercive Tender Offer to force the Company’s public shareholders to tender their shares at an unfair and inadequate price.

20. Defendants are moving quickly to consummate the deal – absent judicial intervention, the Tender Offer will expire on July 7, 2015.

21. Immediate judicial intervention is therefore warranted here to rectify existing and future irreparable harm to the Company’s public stockholders. Plaintiffs seek equitable relief to enjoin defendants from taking any further steps to consummating the Tender Offer and/or the Proposed Acquisition or, alternatively, rescind the Tender Offer and/or Proposed Acquisition in the event of consummation.

JURISDICTION AND VENUE

22. This Court has jurisdiction over each defendant named herein because each defendant is either a corporation that conducts business in and maintains operations in this County, or is an individual who has sufficient minimum contacts with Ohio so as to render the exercise of jurisdiction by the Ohio courts permissible under traditional notions of fair play and substantial justice.

23. Venue is proper in this Court because one or more of the defendants either resides in or maintains executive offices in this County, a substantial portion of the transactions and wrongs complained of herein, including the defendants’ primary participation in the wrongful acts detailed herein and aiding and abetting and conspiracy in violation of fiduciary duties owed to GrafTech’s shareholders occurred in this County, and defendants have received substantial compensation in this County by doing business here and engaging in numerous activities that had an effect in this County.

PARTIES

24. Plaintiff Travis J. Kelleher is, and at all times hereto was, an owner of GrafTech common stock.

25. Plaintiff Michael Bloom is, and at all times hereto was, an owner of GrafTech common stock.

26. Plaintiff Brenda Scites is, and at all times hereto was, an owner of GrafTech common stock.

27. Defendant GrafTech is a Delaware corporation with principal executive offices located at Suite 300 Park Center I, 6100 Oak Tree Boulevard, Independence, Ohio. GrafTech is sued herein as an aider and abettor.

28. Defendant BAM is a Canadian asset management company with principal executive offices at Brookfield Place, Suite 300,181 Bay Street, Toronto, Ontario, Canada. BAM is sued herein as an aider and abettor.

29. Defendant Brookfield Capital is the private equity arm and an affiliate of BAM. Brookfield Capital with principal executive offices at Brookfield Place, Suite 300, 181 Bay Street, Toronto, Ontario, Canada. Brookfield Capital is sued herein as an aider and abettor.

30. Defendant Parent is a Delaware limited partnership, and is sued herein as an aider and abettor.

31. Defendant Acquisition Sub is a Delaware corporation and a wholly owned subsidiary of Parent. Defendant Acquisition Sub is sued herein as an aider and abettor.

32. Defendant Joel L. Hawthorne is, and at all relevant times has been, GrafTech’s CEO and President, and a member of the Board. Hawthorne became GrafTech’s CEO and President, and a director in January 2014. Hawthorne has no prior experience serving as a CEO for a public company. The Milikowsky Group targeted Hawthorne and urged the Board to replace Hawthorne with Jardini. Hawthorne

33. Defendant Randy Carson is, and at all relevant times has been, GrafTech’s Chairman and a member of the Board. Carson has served on GrafTech’s Board of Directors since 2009 and was elected to serve as its Chairman in June 2014. Carson began to serve as Chairman when Hawthorne stepped down from that role as response to the Milikowsky Group’s efforts to “replace management” and “destabilize the Board.”

34. Defendant Thomas A. Danjczek is, and at all relevant times has been, a member of the Board.

35. Defendant Karen Finerman is, and at all relevant times has been, a member of the Board and serves on its Nominating and Governance Committee. Finerman is associated with the Milikowsky Group. On several separate occasions, Finerman demonstrated her loyalty to the Milikowsky Group by acting to further the Milikowsky Group’s agenda, including: gathering directors outside the presence of Hawthorne and insisting that the Board appoint Milikowsky as the Company’s President and CEO; suggesting that the viability of the Company was in danger, requiring the formation of special committee comprised of Milikowsky Group members to “review the Company’s future direction, explore strategic alternatives or financial restructuring and address the management of the Company”; and repeatedly criticizing the Board and Company’s management.

36. Defendant David R. Jardini is, and at all relevant times has been, a member of the Board, and a member of its Audit and Finance Committee. Jardini is associated with the Milikowsky Group. Defendant Milikowsky specifically selected Jardini to replace Hawthorne as President and CEO of the Company. On several separate occasions, Jardini demonstrated his loyalty to the Milikowsky Group by acting to further the Milikowsky Group’s agenda, including: threatening the Board with Milikowsky to adopt the Milikowsky Group’s strategy; demanding with Milikowsky that the Company terminate senior executives; demanding that the Company give him and Milikowsky office space at the Company headquarters; demanding that the Board appoint him as Chief Restructuring Officer; threatening the Board with the Company’s $200 million senior subordinated notes held by him and Milikowsky; and repeatedly criticizing the Board and Company’s management.

37. Defendant Nathan Milikowsky is, and at all relevant times has been, a member of the Board. Milikowsky rejoined GrafTech’s Board of Directors in May 2014, and serves as Chair of the Nominating and Governance Committee, and as a member of the Organization, Compensation and Pension Committee.

38. Defendant M. Catherine Morris is, and at all relevant times has been, a member of the Board, and serves as the Chair of its Audit and Finance Committee.

39. The defendants named above in ¶¶32-38 are sometimes collectively referred to herein as the “Individual Defendants.”

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

40. In any situation where the directors and officers of a publicly traded corporation undertake a transaction that will result in either a change in corporate control or a break-up of the corporation’s assets, the directors and officers have an affirmative fiduciary obligation to act in the best interests of the company’s shareholders, including the duty to obtain maximum value under the circumstances. To diligently comply with these duties, the directors and officers may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits them from complying with their fiduciary duties; and/or

(d) will provide the directors, executives, or other insiders with preferential treatment at the expense of, or separate from, the public shareholders, and place their own pecuniary interests above those of the interests of the company and its shareholders.

41. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and officers of GrafTech, are obligated to refrain from:

(a) participating in any transaction where the directors’ or officers’ loyalties are divided;

(b) participating in any transaction where the directors or officers are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

42. The Individual Defendants, separately and together, in connection with the Proposed Acquisition, are knowingly or recklessly violating their fiduciary duties and aiding and abetting such breaches, including their duties of loyalty, good faith, and independence owed to Plaintiffs and other public shareholders of GrafTech. Certain of the defendants are obtaining for themselves personal benefits, including personal financial benefits not shared equally by Plaintiffs or the Class (as defined herein). Accordingly, the Proposed Acquisition will benefit the Individual Defendants in significant ways not shared with the Class members. As a result of the Individual Defendants’ self-dealing and divided loyalties, neither Plaintiffs nor the Class will receive adequate or fair value for their GrafTech common stock in the Proposed Acquisition.

43. Because the Individual Defendants are knowingly or recklessly breaching their fiduciary duties of loyalty, good faith, and independence in connection with the Proposed Acquisition, the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation, structure, price, and terms, is placed upon defendants as a matter of law.

SUBSTANTIVE ALLEGATIONS

Background to the Proposed Acquisition

44. Founded over 125 years ago, GrafTech is a leading manufacturer of high quality graphite electrodes, which are essential to the production and manufacture of steel and other metals, and needle coke products, which are the primary raw materials used in graphite electrodes. GrafTech also manufactures carbon, graphite and semi-graphite refractory products, which are used to protect the walls of blast furnaces and submerged arc furnaces. The Company’s graphite and carbon products are used in the transportation, solar, and oil and gas exploration industries. In 2014, worldwide sales of GrafTech products topped $7.4 billion.

45. In the months leading up to the announcement of the Proposed Acquisition, GrafTech was working on dealing with a number of business challenges. There was a temporary downturn in global steel production, resulting in weaker demand for the Company’s graphite electrode products; a temporary slowdown in the Chinese economy, which further impaired international sales; and a temporary weakening of foreign rate exchanges, particularly for the euro, which also contributed to the softening of international demand for GrafTech products.

46. In the face of these challenging headwinds, GrafTech’s management implemented various strategic initiatives designed to strengthen its core business, which focused on by reducing manufacturing costs, increasing operational efficiencies, and aligning production to changing demand. Heading into 2015, GrafTech was making significant progress in implementing these measures. In the quarter immediately preceding the Proposed Acquisition, GrafTech reported that the roll-out of its cost savings program had largely been successful and was “ahead of plan” – resulting in a cost savings of more than $120 million and a positive impact on earnings.

The Proxy Battle

47. At the same time GrafTech was facing these business challenges, the Company was being besieged by a contentious corporate governance battle waged among certain of its directors and members of senior management. This proxy fight was initiated by defendant Milikowsky.

48. Defendant Milikowsky’s relationship with the Company began in 2010. On November 30, 2010, the Company acquired C/G Electrodes LLC and the portion of Seadrift Coke L.P. not previously owned by GrafTech (the “Seadrift Acquisitions”). Pursuant to the Seadrift Acquisitions, Milikowsky and/or his investment group became a large shareholder of the Company, became the holder of the Senior Subordinated Notes, and obtained a seat on the Board.

49. In September 2012, the Company’s then-Chief Financial Advisor indicated that he had received information demonstrating that an insider had provided unauthorized inside information to a large hedge fund, an investor of the Company, and that the hedge fund might have improperly traded based off of the inside information.

50. The Board established a Special Committee to investigate these allegations. The Special Committee engaged experienced and independent counsel, Morris, Nichols, Arsht & Tunnell LLP (“Morris Nichols”), and spent “over 2,000 hours of personnel time … collecting and reviewing [thousands of] documents and interviewing personnel.”

51. In March 2013, Morris Nichols reported its findings. Morris Nichols concluded that “such leaks did occur, that there was evidence that Mr. Milikowsky was the source of the leaks, that there was no evidence to support a conclusion that management or any other director was the source of the leaks and that at least some of the leaked information could not have been developed independently.” Morris Nichols also reported its conclusion that Milikowsky did not cooperate fully with the investigation.

52. The Board’s Nominating & Governance Committee, with the assistance from a well-recognized law firm, Wilson Sonsini Goodrich & Rosati, reviewed Morris Nichols’ report and unanimously reached the conclusion that Milikowsky had not satisfied the requirements to act as a director of the Company. The Nominating & Governance Committee concluded that Milikowsky had, among other things, breached his fiduciary duties to stockholders for the “apparent purpose of gaining operational control of the Company.”

53. In March 2013, at the recommendation of the Nominating & Governance Committee, the Board declined to re-nominate Milikowsky for election as a director. According to the Board, the Board found extensive evidence of how far Milikowsky would go to further his own interests at the expense of the Company and its shareholders, including that:

•	“Nathan Milikowsky was sharing information with Daniel Milikowsky, in violation of his fiduciary duties and contractual obligations. There were multiple communications between the Hedge Fund and Daniel Milikowsky that Nathan Milikowsky did not report to the Board, including communications related to stock buybacks at the same time that the Audit Committee (of which Nathan Milikowsky was member) was establishing the parameters and directing the execution thereof. Further, when Mary Cranston, the Board’s lead director, asked Nathan Milikowsky during 2012 whether he was in contact with the Hedge Fund, Nathan Milikowsky stated he had had one telephone call with them. During a subsequent Board meeting shortly thereafter, in response to a request to report that telephone call to the Board, Nathan Milikowsky stated that he had not spoken to the Hedge Fund, but rather that his brother, Daniel Milikowsky, had been contacted by the Hedge Fund. Such statements by Nathan Milikowsky to the Board were inconsistent with the facts identified in the investigation.”

•	“Another Milikowsky family member, who was also an employee of a different hedge fund, was revealed to be communicating with the Hedge Fund and Nathan Milikowsky was aware thereof.”

•	“As reported in the Chief Financial Officer’s letter distributed to the Board, the Hedge Fund demonstrated contemporaneous knowledge of material nonpublic information that was only known to senior management and the directors. The Hedge Fund stated to our Investor Relations team that it objected to a large acquisition by the Company in an area about which the Company had not previously disclosed material interest, of almost exactly the same type and size that the Company was then considering. The Hedge Fund subsequently named the prospective target. The Hedge Fund disclosed to our Investor Relations team information about the cost structure of our electrode plants and the status of our capital spending in certain Engineered Solutions business units, information that was some of the Company’s most sensitive information. Investigatory counsel reported its conclusion that there was no evidence to support a conclusion that management or any director other than Nathan Milikowsky was the source of that information and that at least some of the information could not have been determined independently.”

•	“Nathan Milikowsky and another director (who was Chair of the Audit Committee) entered into an undisclosed arrangement which the Special Committee, with advice of outside counsel, concluded was a free option, enabling that director to benefit from any increase in value of an approximately $200,000 investment in an early stage medical technology company sponsored by Nathan Milikowsky without the concomitant investment risk. Thereafter, that same director became a supporter of Nathan Milikowsky’s agenda. That same director also thereafter assured Mary Cranston that she would be able to continue as lead director or possibly even become chairperson after management changed. Nathan Milikowsky never disclosed that conflict of interest when the Special Committee (of which such director was to be a member) was formed and never produced any of the documents related thereto, even though they were within the scope of investigatory counsel’s production request. Rather, the arrangement was first disclosed at the very end of the investigation by that director, who mentioned it at that time to some other directors, stating that it was only about a $ 10,000 cash investment, and then later admitted the full extent of the arrangement and produced documents in a follow up interview by investigatory counsel. That director subsequently resigned from the Special Committee.”

•	“Nathan Milikowsky deliberately misrepresented the voting intentions of one director in order to mislead another director into supporting his agenda.”

•

“Nathan Milikowsky and another director (who was Chair of the Audit Committee) entered into an undisclosed arrangement which the Special Committee, with advice of outside counsel, concluded was a free option, enabling that director to benefit from any increase in value of an approximately $200,000 investment in an early stage medical technology company sponsored by Nathan Milikowsky without the concomitant investment risk. Thereafter, that same director became a supporter of Nathan Milikowsky’s agenda. That same director also thereafter assured Mary Cranston that she would be able to continue as lead director or possibly even become chairperson after management changed. Nathan Milikowsky never disclosed that conflict of interest when the Special Committee (of which such director was to be a member) was formed and never produced any of the documents related thereto, even though they were within the scope of investigatory counsel’s production request. Rather, the arrangement was first disclosed at the very end of the investigation by that director, who mentioned it at that time to some other directors, stating that it was only about a $ 10,000 cash investment, and then later admitted the full extent of the arrangement and produced documents in an follow up interview by investigatory counsel.”

54. In May 2013, Milikowsky ceased to serve as a director of the Company.

55. Milikowsky, however, did not go away quietly. Milikowsky invested millions of dollars in 2014, engaging in a vicious proxy battle against the Board.

56. Milikowsky’s tactics included attempting to publicly humiliate the Board. For example, he publicly criticized the Board’s performance numerous times:

•	“we believe that the Company has consistently underperformed as a result of factors including, but not limited to, poor oversight by the current Board”; and

•	“We believe at the heart of GrafTech’s dreadful performance has been poor leadership, enabled by a consistent lack of Board oversight, causing a precipitous decline in sales, inefficient operations, and damaged customer relationships.”

57. The Board recognized that Milikowsky’s attempts to obtain control of the Company were based in self-interest. The Board explained:

•	“The Board believes that the Daniel and Nathan Milikowsky Group continues to pursue a course of action to obtain control without payment of a premium or other consideration to stockholders”; and

•	“We believe stockholders should be deeply concerned about surrendering control of their company, especially without payment of a control premium, to the Milikowsky Group, whose platform is replete with unsound analysis and misinformation.”

58. Despite the Board’s efforts, the Milikowsky Group – after expending more than $6.4 million – won three Board seats in 2014, for Milikowsky, Jardini and Finerman.

59. After obtaining the Board seats in 2014, the Milikowsky Group set about and immediately began a plan of harassment and threats against the Board members in order to obtain control of the Company.

60. For instance, the Milikowsky Group directors individually argued with separate Board members, in several private one-on-one meetings, phone calls and e-mails, to adopt the Milikowsky Group’s “commercial strategy to increase the Company’s market share by focusing on the commodity aspects of the graphite-electrode business and pricing practices similar to those of low-cost industry participants” (the “Dissident Strategy”). The Milikowsky Group directors threatened the Board members that the Company’s shareholders had “given an electoral mandate to the Dissident Strategy by electing the Milikowsky Group Directors.”

61. According to the Board: “After numerous unsuccessful attempts to convince the Company Directors that the Dissident Strategy is the only viable operating strategy for the Company, the three Milikowsky Group Directors began to undermine and seek to replace management (as discussed below) and to destabilize the Board through changes to the senior management of the Company.”

62. In January 2015, Milikowsky launched a new proxy battle -not just to oust Hawthorne and Carson, but to replace the entire seven-member Board (except for himself, Finerman and Jardini) with a full slate of candidates of his choosing. The Milikowsky Group again publicly attacked the Board, disclosing vicious letters criticizing the opposing directors.

63. Milikowsky held the Senior Subordinated Notes over the Board’s head. He threatened that he would extend the maturity of the Senior Subordinated Notes only if he could dictate who would serve on the Board and as the Company’s management.

64. On March 17, 2015, Milikowsky issued and filed with the SEC a formal proxy statement seeking the election of seven Board members, including himself, Finerman, Jardini, and four other allies. The vote for this proxy contest was scheduled for the Company’s annual shareholder meeting on May 29, 2015.

Brookfield Seeks to Acquire GrafTech

65. Recognizing that GrafTech was in a vulnerable position, due to the challenges to its business and uncertain corporate governance, Brookfield targeted the Company in early 2015. Brookfield, a Canadian private equity firm with a $200 billion in assets under management, had initially considered investing in GrafTech through a convertible note offering, but later recognized that it could acquire the entire Company at a bargain price.

66. In February 2015, representatives of Brookfield approached defendant Hawthorne concerning a potential transaction by which Brookfield would refinance the senior notes held by Milikowsky, through the issuance of $100 million convertible notes to the Company. Hawthorne continued to have preliminary discussions with representatives of Brookfield about this proposal through mid-March 2015; however, the full Board was not advised of these discussions at that time.

67. It was only after Milikowsky and his group launched the formal proxy contest on March 17, 2015 that the Board was finally spurred into action. By then, Brookfield had decided to acquire GrafTech outright, instead of merely investing in the Company. On March 19, 2015, the Board convened to discuss Brookfield’s indication of interest to acquire GrafTech at a price range between $5.00 and $5.25 per share in cash, which was far below the Company’s 52-week stock price of $10.77 per share. While the Board directed the Company’s senior management to continue discussions with Brookfield and later authorized the retention of JP Morgan as the Company’s financial advisor, it made no effort to evaluate or pursue a broader market check.

68. On April 14, 2015, Brookfield submitted a modified proposal, which contemplated a two-part transaction involving Brookfield’s purchase of $150,000,000 of GrafTech convertible preferred stock, and then a tender offer for the Company’s outstanding shares at $5.00 per share. This deal structure would allow Brookfield to acquire a 20% ownership stake in GrafTech through its initial purchase of the Company’s convertible preferred stock, and then would give Brookfield a controlling stake in the Company through the Tender Offer. On April 16, the Board met to discuss Brookfield’s proposal, but again refused to engage in a broader market check and made no effort to solicit the interest of other potential buyers to ensure a competitive bidding process.

69. By April 28, 2015, the Board agreed to the price of $5.05 per share for the Tender Offer – a nominal five cent increase over Brookfield’s April 14 proposal. The agreed-upon tender offer price was lower than the high end of the range that Brookfield had initially proposed on March 19 ($5.25 per share). And, the tender offer price was nowhere close to the Company’s 52-week high stock price of $10.77 per share.

70. On May 4, 2015, the Company executed the Investment Agreement with Brookfield, pursuant to which Brookfield agreed to purchase convertible preferred shares in the Company at an aggregate price of $ 150,000,000. Pursuant to the Investment Agreement, the vast majority of the convertible preferred shares acquired by Brookfield could be converted to shares of GrafTech common stock, which would provide Brookfield a 20% ownership stake in the Company.

71. As part of its investment, Brookfield also received the right to designate: two members for election to the Board for so long as Brookfield owned at least 75% of the

Preferred Stock (“Holder Designees”); and one member for election to the Board for so long as Brookfield owned at least 25% of the Preferred Stock. In addition, as long as Brookfield owned at least 35% of the Company’s outstanding shares, on a fully diluted, as-converted basis, Brookfield has the right to designate for nomination to the Board the number of directors that is (i) proportionate to the aggregate percentage ownership of Brookfield less (ii) the number of Holder Designees.

72. Moreover, on top of securing a dominant ownership interest in GrafTech, Brookfield was entitled to receive a hefty 7% dividend for its $150,000,000 investment (to be paid by the Company).

73. Once the convertible preferred shares were issued to Brookfield, defendants rushed to finalize the second part of their plan – Brookfield’s acquisition of the remaining shares of the Company through the Tender Offer. GrafTech’s Board and management were very motivated to seal the deal with Brookfield – indeed, the proposed tender offer would serve as a quick and effective way to eliminate Milikowsky and his group’s dominant ownership interest in the Company, and finally put an end to his contentious proxy challenge.

74. This plan proved to be successful. Lured by the opportunity to liquidate his ownership bloc in the Company at a slight premium over the trading price at the time, Milikowsky indicated on May 5, 2015 that he would be supportive of the Tender Offer and was willing to execute the Tender and Support Agreement in connection with the Merger Agreement.

75. On May 17, 2015, the Board convened a meeting, ostensibly for the purpose of reviewing the Merger Agreement and considering the financial analyses and fairness opinion prepared by JP Morgan Securities LLC (“JP Morgan”). Not surprisingly, JP Morgan opined that Brookfield’s offer price of $5.05 per share was fair from a financial perspective. For this opinion, the Board agreed to pay JP Morgan a fee of approximately $10.1 million, contingent upon Brookfield’s acquisition of a majority of the Company’s capital stock, despite the fact that JP Morgan had made no effort to conduct a market check or solicit the interests of other potential acquirers.

76. The objectivity of JP Morgan’s fairness opinion should also be called into question due to the advisor’s longstanding and lucrative relationship with Brookfield. Over the last two years, JP Morgan and its affiliates have acted as bookrunner on debt underwritings for portfolio companies of Brookfield. Also, as recently as May 2015, JP Morgan and Brookfield partnered together to raise more than $ 1 billion in funds to invest in commercial real estate in Brazil. Furthermore, Brookfield previously acquired 16 commercial properties from JP Morgan for about $200 million. JP Morgan’s pervasive relationship with Brookfield compromised its ability to provide unbiased advice to its purported client, GrafTech.

77. The objectivity of JP Morgan’s fairness opinion should also be called into question, due to the advisor’s potential conflict of interest stemming from its lender relationship with the Company. JP Morgan’s banking affiliate is a lender to the Company’s outstanding credit facilities of the Company, which will presumably be paid or continued favorably in connection with the Proposed Acquisition.

78. At the May 17 meeting, the Board formally approved of the Merger Agreement and related documents, including the Tender and Support Agreement entered into by Milikowsky.

79. On May 18, 2015 – a little over two months from the date of Brookfield’s initial proposal – GrafTech issued a press release announcing that GrafTech would be acquired by Brookfield for $5.05 in cash per GrafTech share. The press release states in relevant part:

GrafTech Enters Into Definitive Transaction Agreement

with an Affiliate of Brookfield Asset Management

Brookfield to Commence Tender Offer for GrafTech

Common Stock at $5.05 Per Share

… GrafTech International Ltd. (“GrafTech” or the “Company”) today announced it has entered into a definitive agreement and plan of merger with an affiliate of Brookfield Asset Management Inc. (“Brookfield”) under which Brookfield will commence a tender offer to acquire up to all of the outstanding shares of GrafTech common stock. The definitive agreement was unanimously approved by GrafTech’s Board of Directors and follows the letter of intent announced by GrafTech on April 29, 2015. Holders of approximately 11% of the outstanding shares of GrafTech common stock, including GrafTech director Nathan Milikowsky, have agreed to support the transaction and tender their shares in the tender offer.

Under the terms of the agreement, Brookfield will commence a tender offer to purchase up to all of the outstanding shares of GrafTech common stock at a purchase price of $5.05 per share, representing a premium of 26% over the average closing price of the Company’s common shares during the 60 trading days ended April 28, 2015. The tender offer is not subject to any financing conditions.

The tender offer is intended to provide GrafTech stockholders the option to choose immediate liquidity at a premium as described above or to participate in GrafTech as a stockholder following the closing of the tender offer (subject to the merger provisions described below) with the benefit of Brookfield sponsorship going forward. A stockholder might choose to accept a combination of both cash and continued ownership of GrafTech shares.

The Company believes that Brookfield has an exceptional track record sponsoring public companies in difficult underlying market conditions, including significant knowledge and experience in steel, mining and metals, and other industrial sectors.

Pursuant to the agreement, the tender offer will commence no later than May 26, 2015 and will expire at 12:00 midnight, New York City time, on July 7, 2015, unless extended in accordance with the terms of the agreement and the applicable rules and regulations of the Securities and Exchange Commission. Consummation of the tender offer is subject to certain conditions, including receipt of required regulatory approvals, the tender of a number of GrafTech shares that, together with any other shares then owned by Brookfield (including shares issuable upon conversion of the convertible preferred stock expected to be issued to Brookfield as previously announced), would represent at least 30% of the then outstanding shares plus shares issuable upon such conversion (the “minimum tender condition”), and other customary conditions. Assuming the convertible preferred stock is issued prior to the expiration of the tender offer, as of the date hereof, satisfaction of the minimum tender condition would require the tender of approximately 15% of the currently outstanding GrafTech shares.

If the number of GrafTech shares tendered, together with any other shares then owned by Brookfield (including shares issuable upon conversion of the convertible preferred stock expected to be issued to Brookfield as previously announced), would represent at least 80% of the then outstanding shares plus shares issuable upon such conversion (the “merger condition”), then the remaining outstanding GrafTech shares will be acquired in a merger transaction at the same price offered in the tender offer. Assuming the convertible preferred stock is issued prior to the expiration of the tender offer, as of the date hereof, satisfaction of the merger condition would require the tender of approximately 75% of the currently outstanding GrafTech shares.

Additional details regarding the tender offer are or will be made available in Brookfield’s and the Company’s respective filings with the Securities and Exchange Commission.

J.P. Morgan Securities LLC is serving as financial advisor, and Withers LLP and Willkie Farr & Gallagher LLP are serving as legal counsel, to GrafTech in connection with the transaction. Weil, Gotshal & Manges LLP is serving as legal counsel to Brookfield in connection with the transaction.

The Tender Offer Consideration is Unfair

80. Not surprisingly, the Board’s flawed and hastily-orchestrated sales process resulted in an inadequate Tender Offer price that drastically undervalues GrafTech as a standalone business. The $5.05 per share consideration offered under the Tender Offer represents a meager 2% premium to GrafTech’s closing price on the last trading day before the announcement of the Proposed Acquisition. The proposed Tender Offer price is a pittance, considering that Company’s stock price achieved a 52-week high of $10.77 per share.

81. The proposed Tender Offer price fails to reflect the value of GrafTech’s superior manufacturing capabilities. Indeed, GrafTech is one of the world’s leading manufacturers of advanced graphite and carbon materials used in the transportation, solar and oil and gas exploration industries. The Company’s Industrial Materials network reportedly has the largest manufacturing capacity, while maintaining the lowest manufacturing cost structure of all of its major competitors. And, while GrafTech had recently been experiencing headwinds in its business, just as other companies involved in the steel industry, its long-term prospects remained strong as ever. In the quarter immediately preceding the announcement of the deal, Company management reported that it was making significant progress in addressing these challenges, in part, by taking decisive measures to cut costs and improve earnings:

[Hawthorne]: I am extremely pleased with the progress our team continues to make on our cost savings programs and our ability to generate and increase positive cash flow as we navigate through these industry challenging times. During 2014 we took numerous actions to further strengthen our Business. We delivered approximately $50 million in cash savings, ahead of plan during the year as part of our announced ongoing Company-wide cost savings program. This enabled GrafTech to achieve total annual cost savings of more than $120 million, approximately $100 million of which are cash savings, which represents 10% of annual sales, which directly improved EBITDA. We also optimizes the graphite electrode manufacturing platform by rationalizing the two highest costs at manufacturing sites, including significant manufacturing head count reductions of 20%, which we also reduced annual maintenance expenditures by approximately $10 million for these two plants. We simplified the operating and management structure to decentralize the organization, accelerate decision-making, and improve responsiveness to changes in customer demands and we’re seeing the benefits of that. We redesigned the research and development function to accelerate innovation for new product development and commercialize introduction and to maximize the efficiency of development costs. We downsized corporate functions, including head count and other SG&A, achieving a reduction of approximately 20%. We have rationalized and streamlined under-performing product lines.

82. As reported by management, the Company was successfully implementing its cost-saving plan and increasing positive cash flow, which ultimately would have resulted in more value to the public shareholders. Recognizing the progress the Company was making and its robust growth prospects, an investment analyst with Jefferies placed a price target of $7.50 per share on March 2, 2015.

83. As the foregoing demonstrates, the Tender Offer price of $5.05 per share is unfair to the public shareholders in that it does not reflect the Company’s market value had a full and fair auction been conducted. Defendants planned and orchestrated the Proposed Acquisition knowing that the Company’s stock was substantially undervalued in the market at the time.

The Tender Offer Coerces Shareholders to Accept the Unfair Tender Offer Consideration

84. Brookfield commenced the Tender Offer on May 26, 2015.

85. Assuming consummation of the transactions contemplated by the Investment Agreement prior to the expiration of the Tender Offer, Brookfield will consummate the Proposed Acquisition if it receives the tender of approximately 75% of the currently outstanding Shares – i.e., the Merger Condition.

86. Even if the Merger Condition is not met, however, Brookfield will close the Tender Offer and purchase the tendered shares so long as a bare minimum of the shares are tendered. Assuming consummation of the transactions contemplated by the Investment Agreement prior to the expiration of the Tender Offer, Brookfield will consummate the Tender Offer if it receives of approximately 15% of the currently outstanding Shares – i.e., the Minimum Tender Condition.

87. Defendant Milikowsky entered into the Support Agreement in connection with the Merger Agreement, pursuant to which he agreed to tender all of the shares he beneficially owns, totaling 15,263,969 Shares (or approximately 11.1% of all Shares outstanding as of May 17, 2015).

88. Moreover, all of the Company’s directors, except for Hawthorne, have stated that they intend to tender all of their Shares in the Tender Offer and all of the Company’s executive officers, including Hawthorne, have stated that they intend to tender at least a portion of their shares in the Tender Offer.

89. Thus, it is virtually certain that (1) Brookfield will consummate the Tender Offer, and (2) if Brookfield does not consummate the Proposed Acquisition, GrafTech’s shareholders that do not tender will become minority investors in a company controlled and managed by Brookfield.

90. Moreover, if the Tender Offer is consummated and the Merger Condition satisfied, but the Proposed Merger is not completed, the number of the Company’s stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Company’s shares. Also, in such event, it is possible that the Company will be delisted from the NYSE, will no longer be required to make filings with the SEC under the Exchange Act, or will otherwise not be required to comply with the rules relating to publicly held companies to the same extent as it is now.

91. On May 26, 2015, defendants caused GrafTech to file the 14D-9, advising shareholders to tender their shares in the Tender Offer. The 14D-9 is materially deficient in that it fails to disclose sufficient information to shareholders to make an informed decision the Tender Offer.

92. For example, the 14D-9 omits and/or misrepresents material information about what Brookfield plans to do with the Company if the Minimum Tender Condition is satisfied and the Tender Offer is consummated but Brookfield is unable to consummate the Proposed Acquisition. The 14D-9 omits and/or misrepresents material information regarding:

(a) Brookfield’s strategic plan for the Company, its management and its assets;

(b) whether Brookfield will take steps to delist the Company or deregister the Company’s shares;

(c) whether Brookfield has any plans or designs to sell GrafTech’s assets, or take any other actions beneficial to Brookfield, at the cost of GrafTech; and

(d) Brookfield’s plans with respect to GrafTech’s board and/or management.

93. This information is material because GrafTech’s shareholders face the prospect of becoming minority shareholders in a company controlled by Brookfield. Shareholders who do not tender their shares may find themselves trapped in a company under Brookfield’s control: (i) with an uncertain and undisclosed business plan and no information about the background or qualifications of the directors and managers Brookfield plans to install; (ii) with the substantial risk that Brookfield will use its control of GrafTech to strip it of assets or take other actions to benefit Brookfield, at the cost of GrafTech; and (iii) without knowing whether Brookfield intends to immediately take steps to delist and deregister GrafTech from publicly traded exchanges. By failing to disclose the above information, defendants have unlawfully coerced the public shareholders of GrafTech into tendering their shares at Brookfield’s inadequate offering price, rather than waiting to determine the undisclosed consequences of Brookfield’s taking control of GrafTech.

94. In addition to the above, the 14D-9 omits and/or misrepresents other material information in order to confuse the Company’s shareholders and coerce them into tendering.

95. The 14D-9 contains material misstatements and otherwise fails to disclose material information about the flawed sales process, including:

(a) the basis for the Board’s selection of, and the process by which the Board identified and selected the parties with potential interest in pursuing a strategic alternative transaction with the Company;

(b) the details concerning the Board’s decision not to conduct a pre-announcement market check;

(c) the details concerning the Board’s consideration of other potential strategic alternatives, including continuing as a stand-alone, independent company;

(d) the basis for the Board’s decision to conduct the Proposed Acquisition as a two-step process involving the initial sale of convertible preferred share in the Company, and then the Tender Offer; and

(e) the details concerning Brookfield’s promise or offer of ongoing employment opportunities or Board seats in the newly acquired company, to the Board or management of GrafTech, and any compensation they will receive in connection with such opportunities or positions.

96. The 14D-9 also contains material misstatements and otherwise fails to disclose material information about the conflicts of interests that burdened the process, including:

(a) the details concerning the Board’s decision to conduct the Proposed Acquisition to buy out the interests of the Milikowsky Group and put an end to the proxy contest.

(a) the basis for the Board’s selection of, the process by which the Board selected and retained JP Morgan as its financial advisor on the Proposed Acquisition;

(b) the details surrounding JP Morgan’s prior engagements by GrafTech and any of its affiliates, and any fee or payment generated therefrom;

(c) the details surrounding JP Morgan’s prior or ongoing business dealings with Brookfield or any of its affiliates, and any fee or payment generated therefrom, including, but not limited to: (i) JP Morgan and Brookfield’s partnership in a $1.2 billion investment fund for Brazilian commercial real estate; (ii) Brookfield’s $200 million acquisition of various commercial properties from JP Morgan; and (iii) Brookfield’s retention of JP Morgan for various other investment banking and financial services;

(d) the amount of compensation JP Morgan received for: (i) acting as the joint lead arranger on the Company’s term loan in February 2015; and (ii) serving as an agent bank and a lender under outstanding credit facilities of the Company; and

(e) the details surrounding the Board’s decision to pay JP Morgan a $10.1 million contingency fee and the reason(s) behind the fee structure.

97. Without the omitted information identified above, the Company’s shareholders are misled about the fairness of the process followed by the Board and misled about the fairness of the price offered by Brookfield. By failing to disclose the above information, defendants are unlawfully coercing the public shareholders of GrafTech to accept the unfair Tender Offer Consideration rather than face the unknown alternative.

98. Absent disclosure of this material information, Company shareholders will be unable to make an informed decision about whether to tender their shares in favor of the Proposed Acquisition and are thus threatened with irreparable harm for which damages are not an adequate remedy.

99. Plaintiffs and the Company’s shareholders are being irreparably harmed in the following respects:

(f) GrafTech’s shareholders are being deprived of the opportunity to meaningfully evaluate the Tender Offer and make an informed decision based on all material information on the Tender Offer;

(g) GrafTech’s shareholders that do not want to tender are faced with a possibility that they may unexpectedly be deprived of the future opportunity to freely and voluntarily liquidate their shares should Brookfield engage in an undisclosed program of compulsory acquisition, delisting and cancellation of trading, and de-registration, and thus be coerced into tendering;

(h) GrafTech’s shareholders will be deprived of the opportunity to realize the Company’s planned future growth and return of capital that instead will be siphoned to Brookfield; and

(i) It will be impossible to return GrafTech’s shareholders, and the Company, to the pre-tender offer status quo.

100. Unless promptly enjoined, defendants’ material misrepresentations and omissions will deny GrafTech’s shareholders the opportunity to properly and meaningfully evaluate Brookfield’s lowball Tender Offer, and deliver the Company into Brookfield’s hands at an unfair and inadequate price.

Company Insiders Pursued Their Own Financial and Professional Interests in Orchestrating the Proposed Acquisition

101. GrafTech’s Board and management agreed to push through the Proposed Acquisition at a sub-optimal price and coerce the Company’s shareholders into accepting less than true value of their shares for self-interested reasons unrelated to the merits of the transaction. First, through the Proposed Acquisition, members of the Board and senior management were able to orchestrate the buyout of GrafTech’s largest shareholder and creditor, Milikowsky, a dissident director who had long been critical of management’s stewardship of the Company.

102. Indeed, the timing of the Proposed Acquisition could not have been better for the fearful Board and management. As discussed above, in March 2015, Milikowsky, along with his allies, launched a formal proxy contest to replace the entire seven-member Board with slate of his own hand-picked candidates. The proxy contest was scheduled for a shareholder vote in late May. But once Brookfield emerged as a interested party in March (around the same time the proxy contest was launched), GrafTech’s senior management and the directors who opposed Milikowsky were spurred into action and moved quickly to negotiate a two-part transaction that effectively eliminated his dominant ownership position, including the soon-to-be-due senior notes held by him, and finally put an end to a tumultuous and embarrassing proxy fight.

103. Had the shareholder vote on the proxy contest moved forward, it likely would have had disastrous consequences to the reputations and professional standings of the incumbent Board members who were not aligned with Milikowsky. Recent academic research confirms that proxy contests have a significant adverse effect on the careers of incumbent directors. As explained in an October 2013 study entitled “Shareholder Democracy in Play Career Consequences of Proxy Contests,” authored by Professor Margarita Tsoutsoura of the University of Chicago and Professor Vyacheslav Fos of the University of Illinois at Urbana-Champaign, corporate directors experience a significant decline in their directorship opportunities following a proxy contest. The authors summarize their findings as follows:

Using hand-collected data on all proxy contests during 1996-2010, this paper studies whether such contests affect the careers of incumbent directors. We show that proxy contests are associated with significant adverse effects on the careers of incumbent directors: following a proxy contest, incumbents lose seats not only on targeted boards, but also on other unrelated boards. For example, facing a direct threat of removal is associated with losing more than one board seat over the following three years, which corresponds to more than $1.3 million in foregone income for the average incumbent director. The results are robust when we account for director time-invariant characteristics, firm time-varying characteristics, and also when we hold firm and director matches constant.

*        *        *

Therefore, the proxy-contest mechanism is effective in imposing significant career costs on incumbent directors. Importantly, the effect is not limit [sic] to targeted companies: it increases the likelihood of losing directorships in other companies as well.

104. Here, the Board members who were not aligned with Milikowsky had their professional reputations and career prospects at stake due to the pending proxy contest. As a result, these directors placed their own interests before those of the Company’s shareholders and readily capitulated to the unfair and inadequate deal teams offered by Brookfield. They were well aware that Milikowsky had been successful in the previous proxy fight, and sought to avoid another shareholder vote at all cost.

105. In fact, the Board was able to secure ongoing board seats for certain of its directors in the newly-formed company. Upon the closing of the Proposed Acquisition, Brookfield will be obligated to retain at least three directors who were on the Board on the date of the Merger Agreement.

106. Milikowsky, on the other hand, was happy to oblige the wishes of the other Board members and go along with the sale of the Company to Brookfield. As GrafTech’s dominant shareholder, he had long been openly critical about the management and direction of the Company. The issuance of the convertible preferred shares to Brookfield and the ensuing Tender Offer presented an efficient way for Milikowsky to finally “cash out” his ownership bloc in GrafTech at a premium to the Company’s market price – which he would not be able to do if he had to sell on the market. Moreover, by agreeing to the Proposed Merger, Milikowsky could effectively resolve his longstanding dispute with the other directors and senior management in such a manner that did not give rise to the appearance that he surrendered or capitulated to his opposition. The Proposed Acquisition therefore presented a win-win situation for Milikowsky and the opposing directors and members of management – both sides could walk away from the proxy contest with their professional reputations intact and without admitting any sort of defeat.

107. In addition to providing a face-saving resolution to the longstanding corporate governance issues, the Proposed Acquisition also provided a substantial financial windfall to the Individual Defendants and other Company insiders.

108. The Milikowsky Group will be reimbursed for their costs associated with the proxy fights. The Proposed Acquisition represents a unique opportunity for the Milikowsky Group to obtain certain and immediate repayment of the Company’s $200 million Senior Subordinated Notes.

109. Moreover, in exchange for hastily approving the deal, the Individual Defendants obtained significant personal benefits not shared with the public stockholders. Specifically, Board members and senior executives of the Company will receive millions of dollars in stock consideration for their previously unvested stock options, performance units and restricted shares, all of which will become fully vested and exercisable upon closing. The accelerated vesting of these previously locked-up and illiquid holdings would not have occurred if GrafTech had remained a standalone company. Furthermore, pursuant to the Merger Agreement, certain Company insiders are entitled to receive millions of dollars in change-of-control payments, in the form of “Golden Parachute” cash payments, perquisites and tax reimbursements.

110. These personal benefits to be obtained by the members of the Board were key factors in the Individual Defendants’ decision to pursue the Proposed Acquisition with Brookfield. Instead of attempting to negotiate an agreement reflecting the best consideration reasonably available for the public shareholders they are duty-bound to serve, the Individual Defendants disloyally placed their own professional and financial interests first, and tailored the terms and conditions of the Proposed Acquisition to meet their own needs and objectives. The Board’s efforts to advance its members’ personal interests at the expense of Company’s public shareholders has resulted in the unfair Proposed Acquisition being presented to the shareholders at an untenable and inadequate price.

The Tender Offer, Merger Agreement and Support Agreement Were Designed to Lock Up the Proposed Acquisition and Expedite the Deal

111. As discussed above, defendants have structured the Proposed Acquisition as a coercive tender offer, a the Company’s public shareholders have been left with no practical choice, but to tender their shares an unfair and inadequate price.

112. The Board has agreed to other unfair and restrictive deal protection devices that all but ensure the sale of the Company to Brookfield is achieved.

113. To expedite the closing of the deal, the Tender Offer contemplates a short initial offer period, which is set to expire by July 7, 2015. This short window of time deters other potentially interested bidders from conducting a meaningful investigation into the Company and submitting a superior proposal, particularly when the sales process was kept strictly confidential and the public had no awareness the Company was even up for sale, until the date of the announcement.

114. The Board also agreed to conduct the Proposed Acquisition as a short-form merger, pursuant to §251(h) of the Delaware General Corporation Law, which provides that GrafTech may move forward to close the deal, without any vote by the stockholders. Under the Merger Agreement, the acquisition will be effected once 75% of the currently outstanding shares of the Company are tendered. However, over 11% of the outstanding shares are held by Company insiders, including those owned by Milikowsky and his group, as well as other Board members and GrafTech executives. Thus, once 64% of the Company’s shares are tendered by the public shareholders (which is likely in light of the coercive nature of the Tender Offer), the Proposed Merger will close without need of any vote.

115. To further ensure a quick deal close, the Board authorized Milikowsky and his investment group to enter into a Support Agreement, under which they have pledged their more than 15.2 million shares in support of the Tender Offer and against any alternative acquisition proposal. The Support Agreement therefore serves as a deterrent to potentially interested suitors who will face a significant disadvantage when attempting to procure the necessary stockholder support for a competing proposal.

116. The Board agreed to other unfair and restrictive deal protection provisions in the Merger Agreement. These “lock-up” provisions include an onerous termination fee provision that requires the Company to pay a $7.5 million fee to Brookfield if the Proposed Acquisition is terminated in favor of a superior proposal during the go-shop period, which escalates to a $20 million fee if such termination occurs after the go-shop period.

117. The Board also signed off on a broad “Matching Rights” provision that gives Brookfield substantial procedural advantages over any subsequent competing bidder. Under this provision, GrafTech must provide written notice to Brookfield of the following: (i) any competing Acquisition Proposal; (ii) the identity of the party submitting the Acquisition Proposal; (iii) a copy of the Acquisition proposal itself; (iv) and a summary of material terms of the Acquisition Proposal. And, even if a competing bidder was to emerge, which is unlikely, the Matching Rights provision allows Brookfield four business days within which it may negotiate with GrafTech and make a counter offer that only needs to be as favorable to the Company’s shareholders as the competing Superior Proposal. Brookfield will therefore be able to match any hypothetical competing offer because the Merger Agreement also grants it unfettered access to the Superior Proposal, in its entirety, thereby eliminating any leverage that the Company has as a result of receiving the competing offer.

118. Moreover, the go-shop provision in the Merger Agreement is illusory and was not actually intended to attract or secure higher offers for GrafTech. After the announcement of the Proposed Acquisition, any potentially interested bidder would have seen it as a fool’s errand and a waste of resources to conduct due diligence during the limited 35-day window of the go-shop and attempt to negotiate a new deal, particularly when Brookfield had already captured the loyalty of the Board, had already acquired an insurmountable 20% interest in the Company, held a substantial information advantage over any competitor, and could match any competing offer.

119. Empirical research has shown that go-shop provisions in buyout transactions are largely ineffective and rarely result in higher bids, particularly in deals involving private equity firms. See Ryan Dezember, “When Shopping Sprees Go Wrong,” Wall Street Journal (July 4, 2013). In fact, go-shop provisions may have the opposite effect of decreasing an acquirer’s pre-announcement offer because when such a provision is inserted in the merger agreement, the acquirer is incentivized not to bid the maximum value for the company, but instead “reserve future value for expected future rounds of billing” after the announcement of the deal. Id. Thus, rather than relying on an ineffective and inefficient go-shop period after the deal with Brookfield had been negotiated, the Board should have pursued a robust presigning market check from the very beginning.

120. All of the foregoing deal protection devices, in combination with one another, act to restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The inclusion of these restrictive provisions in the Merger Agreement does not provide the Board an effective “fiduciary out” under the circumstances. These provisions foreclose any realistic chance that any potential bidders will express interest or make alternative bids in order to provide the needed market check on the Proposed Acquisition.

121. Defendants are moving quickly to consummate the Proposed Acquisition. Absent judicial intervention, the Tender Offer will expire on July 7, 2015. Consequently, immediate judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s shareholders.

CLASS ACTION ALLEGATIONS

122. Plaintiffs bring this action individually and as a class action on behalf of all stockholders of GrafTech, except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants, who are being and/or will be harmed or threatened by defendants’ actions as described more fully below (the “Class”).

123. This action is properly maintainable as a class action.

124. The Class is so numerous that joinder of all members is impracticable. GrafTech’s stock is publicly traded on the New York Stock Exchange and pursuant to the Merger Agreement, as of April 20, 2015, there were over 137.6 million outstanding common shares held by hundreds, if not thousands, of individuals and entities throughout the country. The number and identities of the record holders of GrafTech shares can be easily determined from the stock transfer journals maintained by GrafTech or its agents.

125. There is a well-defined community of interest in the questions of law and fact affecting the members of the Class, including, inter alia, the following:

(a) whether the Tender Offer is unlawfully coercive;

(b) whether the Company’s shareholders have enough information in order to make an informed decision on the Tender Offer;

(c) whether the Individual Defendants have breached any of their other fiduciary duties to Plaintiffs and the other members of the Class in connection with the Proposed Acquisition, including the duties of loyalty, candor, and due care;

(d) whether the Individual Defendant to secure and obtain the best value reasonable under the circumstances for the benefit of Plaintiffs and the other members of the Class in connection with the Proposed Acquisition;

(e) whether the Tender Offer Consideration is unfair;

(f) whether Plaintiffs and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated; and

(g) whether defendants GrafTech and Brookfield have aided and abetted the Individual Defendants’ breaches of fiduciary duties.

126. Plaintiffs are members of the Class and are committed to prosecuting this action. Plaintiffs have retained competent counsel experienced in litigation of this nature. Plaintiffs’ claims are typical of the claims of the other members of the Class. Plaintiffs do not have interests antagonistic to or in conflict with those they seek to represent. Plaintiffs are therefore adequate representatives of the Class.

127. The likelihood of individual Class members prosecuting separate individual actions is remote due to the relatively small loss suffered by each Class member as compared to the burden and expense of prosecuting litigation of this nature and magnitude. Absent a class action, defendants are likely to avoid liability for their wrongdoing, and Class members are unlikely to obtain redress for the wrongs alleged herein. There are no difficulties likely to be encountered in the management of the Class claims. This Court is an appropriate forum for this dispute.

128. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

129. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FIRST CAUSE OF ACTION

For Breach of Fiduciary Duties

Against the Individual Defendants

130. Plaintiffs incorporate by reference and reallege each and every allegation contained above, as though fully set forth herein.

131. As alleged herein, the Individual Defendants have breached their fiduciary duties to GrafTech’s shareholders by agreeing to structure the Proposed Acquisition in a manner as to coerce the Company’s shareholders to accept the unfair Tender Offer Consideration rather than face the unknown alternative.

132. The Individual Defendants have also breached their fiduciary duties to GrafTech’s shareholders by acting in a self-interested manner, failing to take steps to obtain the highest value available for GrafTech in the marketplace, faling to disclose all material information in the 14D-9, and agreeing to onerous deal protection devices to decrease the chances of obtaining the highest value available for GrafTech in the marketplace.

133. As a result of the Individual Defendants’ breaches, Plaintiffs and the Class will suffer irreparable injury. GrafTech’s shareholders are being deprived of the opportunity to meaningfully evaluate the Tender Offer and make an informed decision based on all material information on the Tender Offer. GrafTech’s shareholders are being coerced to accept the unfair Tender Offer Consideration rather than face the unknown alternative. GrafTech will not receive fair value for their equity interests in the Company. It will be impossible to return GrafTech’s shareholders, and the Company, to the pre-tender offer status quo once defendants consummate the Tender Offer and/or Proposed Acquisition.

134. Plaintiffs and the Class have no adequate remedy at law.

SECOND CAUSE OF ACTION

For Aiding and Abetting Breaches of Fiduciary Duty

Against Defendant GrafTech and Brookfield

135. Plaintiffs incorporate by reference and reallege each and every allegation contained above, as though fully set forth herein.

136. The Individual Defendants owed to Plaintiffs and the members of the Class certain fiduciary duties as fully set out herein.

137. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to Plaintiffs and the members of the Class.

138. GrafTech and Brookfield colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and was an active and knowing participant in the Individual Defendants’ breaches of fiduciary duties owed to Plaintiffs and the members of the Class.

139. Moreover, Brookfield was aware of the Board’s willingness to ignore the interests of the Class through the publicized fight with Milikowsky. Brookfield used this knowledge in order to negotiate and secure transaction terms that were coercive to the Company’s shareholders but favorable for Brookfield.

140. Brookfield also secured certain deal protection provisions which unfairly inhibit the advancement of alternative proposals.

141. Brookfield participated in the breaches of the fiduciary duties by the Individual Defendants for the purpose of advancing their own interests. Brookfield obtained and will obtain both direct and indirect benefits from colluding in or aiding and abetting the Individual Defendants’ breaches. Brookfield obtained sensitive non-public information concerning GrafTech’s operations and thus had the advantage of acquiring the Company at a price that is unfair to Plaintiffs and the Class. Brookfield will benefit from the acquisition of the Company at an inadequate and unfair price if the Proposed Acquisition is consummated.

142. Plaintiffs and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs demand judgment against defendants, jointly and severally, as follows:

A. Declaring this action to be a class action and certifying Plaintiffs as the Class representatives and Plaintiffs’ counsel as Class counsel;

B. Declaring and decreeing that the Proposed Acquisition was entered into in breach of the fiduciary duties of the defendants and is therefore unlawful and unenforceable;

C. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from taking any steps to consummate the Tender Offer and the Proposed Acquisition;

D. Rescinding, to the extent already implemented, the Investment Agreement, Merger Agreement or any of the terms thereof, or ordering rescissory damages;

E. Awarding Plaintiffs the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of Plaintiffs’ attorneys and experts; and

F. Granting such other and further equitable relief as deemed just and proper.

JURY DEMAND

Plaintiffs demand a trial by jury.

DATED: June 12, 2015

/s/ Paul Grieco
LANDSKRONER ● GRIECO ● MERRIMAN, LLC
JACK LANDSKRONER (0059227)
PAUL GRIECO (0064729)
DREW LEGANDO (0084209)
1360 West 9th Street, Suite 200
Cleveland, OH 44113
Telephone: 216/522-9000
216/522-9007 (fax)

ROBBINS GELLER RUDMAN & DOWD LLP
DAVID T. WISSBROECKER
EDWARD M. GERGOSIAN
655 West Broadway, Suite 1900
San Diego, CA 92101
Telephone: 619/231-1058
619/231-7423 (fax)

DUNNAM DUNNAM HARMON WEST LINDLEY & RYAN LLP
HAMILTON P. LINDLEY
4125 W. Waco Drive
Waco, TX 76710
Telephone: 254/753-6437
254/753-7434 (fax)

WOLF POPPER, LLP
CARL L. STINE
845 Third Avenue
New York, NY 10022
Telephone: 212/451-9631
212/486-2093 (fax)

FARMER, JAFFE, WEISSING,
EDWARDS, FISTOS & LEHRMAN, P.L.
SETH LERHMAN
425 North Andrews Ave., Suite 2
Fort Lauderdale, FL 33301
Telephone: 800/400-1098
954/524-2822 (fax)

Attorneys for Plaintiff